# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: TWO ALLEGHENY CENTER, NOVA TOWER 2, PITTSBURGH, Pennsylvania (PA), 15212
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 30,568,009; sole dispositive power 0; shared dispositive power 30,568,009; aggregate amount beneficially owned 30,568,009 (7.75% of the class)
  Comment: Includes 30,383,219 shares of Common Stock (as defined in Item 4(a)) issuable upon exchange of certain units issued by Frontier Power USA Parent, LLC (the "Frontier Units") and upon exercise of warrants.
- Sander Gerber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,568,009; sole dispositive power 0; shared dispositive power 30,568,009; aggregate amount beneficially owned 30,568,009 (7.75% of the class)
  Comment: Includes 30,383,219 shares of Common Stock issuable upon exchange of the Frontier Units and upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: Two Allegheny Center, Nova Tower 2, Pittsburgh, Pennsylvania 15212

## Item 2. Person Filing
Name of person filing: This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 364,167,744 shares of Common Stock, par value $0.0001 (the "Common Stock") of Eos Energy Enterprises, Inc. (the "Company") outstanding as of August 3, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on August 5, 2026, and assumes the exercise of the warrants and the exchange of the Frontier Units held by Hudson Bay Master Fund Ltd., HT Investments MA LLC and HBC MSF Capital Solutions Blocker II LLC.

The Investment Manager serves as the investment manager to Hudson Bay Master Fund Ltd., HT Investments MA LLC and HBC MSF Capital Solutions Blocker II LLC, in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock and shares of Common Stock issuable upon exercise of warrants and exchange of the Frontier Units held by Hudson Bay Master Fund Ltd., HT Investments MA LLC and HBC MSF Capital Solutions Blocker II LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 7.75%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 3 and Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED: November 6, 2026

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Sander Gerber, Authorized Signatory (11/06/2026)
- Sander Gerber: /s/ Sander Gerber, Sander Gerber, Individually (11/06/2026)